Wealth Enhancement Brokerage Services, LLC

Financial Statement

(Public Document)

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66305

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Wealth Enhancement Brokerage Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 N Highway 169, Suite 900

(No. and Street)

Plymouth	**MN**	**55441**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy Schlangen	**(763) 417-1414**	aschlangen@wealthenhancement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.

(Name – if individual, state last, first, and middle name)

800 Nicollet Mall, Suite 600	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)
10/08/2003		**243**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Windorski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wealth Enhancement Brokerage Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KELLY R FISCHER
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2028

Notary Public

Signature:

Title:
Chief Manager

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wealth Enhancement Brokerage Services, LLC
Table of Contents
December 31, 2024



Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors and Member
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Company's auditor since 2013.

Minneapolis, MN

March 17, 2025

Wealth Enhancement Brokerage Services, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$ 3,272,000
Receivables from broker	2,940,319
Prepaid expenses	83,027
Total assets	$ 6,295,346

Liabilities and Member's Equity

Liabilities:	
Other accrued expenses	$ 219,705
Payable to affiliates	1,964,313
Payable to broker	142,023
Total liabilities	2,326,041
Commitments and contingencies (see Note 5)	
Member's equity:	
Additional paid-in capital	435,000
Retained earnings	3,534,305
Total member's equity	3,969,305
Total liabilities and member's equity	$ 6,295,346

See accompanying notes to the financial statement.

1.   **Nature of Business and Significant Accounting Policies**

Nature of Business

Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Consolidated, LLC ("WEG Consolidated"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company does not receive customer funds. The Company has a brokerage services agreement with Linsco/Private Ledger Corp. (also known as LPL Financial) whereby LPL Financial is the Company's Clearing Broker and the Company's advisors act as LPL Financial registered representatives.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Major Customer Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of receivables from its clearing broker, LPL Financial. The Company believes its broker is a high-quality institution and there is no significant credit risk with respect to these amounts.

Cash Deposits in Excess of Federally Insured Limits

The Company often maintains cash balances at financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits. Management believes the financial risk to be minimal. At December 31, 2024, the Company had deposits in excess of federally insured amounts totaling $3,022,000.

Receivables from Broker

The Company evaluates the collectability of its receivables based on a combination of factors using the current expected credit loss ("CECL") framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31, 2024, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. If circumstances change, the Company's estimates of collectability could be reduced by a material amount.

<u>Recently Adopted Accounting Pronouncements</u>

On January 1, 2024, the Company adopted ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires the disclosure of additional information about a reportable segment's expenses, among other requirements and it did not have an impact on the Company's presentation. The Company is engaged in a single line of business as a securities broker-dealer, providing investment advisory services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment.

<u>Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2.   Broker Notes Payable

In connection with the transition of new registered representatives, LPL Financial provided financing to the Company in the form of forgivable notes. The notes are structured as full recourse forgivable notes, with principal and accrued interest forgiven annually over a three to seven year period. Interest shall accrue on the forgivable notes at the minimum federal rate published by the IRS as of the issuance date. Interest expense and forgiveness income are included within broker dealer expenses on the statement of income. In October 2024, LPL Financial notified the Company that it was terminating its relationship effective June 30, 2025. As a result of that relationship termination, the forgiveness of these notes would cease and amounts outstanding would be payable upon the earlier of maturity date or June 30, 2025. As a result, the Company decided to pay these notes in full by December 31, 2024.

3.   Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to regulatory net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the SEC's required level during the year ended December 31, 2024. At December 31, 2024, the Company's net capital of $2,158,054 was $2,002,985 in excess of its required net capital of $155,069. The Company's ratio of aggregate indebtedness to net capital was 1.08 to 1 at December 31, 2024.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (1) directly or indirectly, receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

4.   Related-Party Transactions

Parent

The Company and its Parent have a cost sharing agreement for certain shared expenses. Under the agreement, the Parent incurs services and costs and allocates to the Company its applicable share of these costs.

At December 31, 2024, $2,161,283 was payable to the Parent related to these expenses and is reflected as a payable to affiliates on the accompanying statement of financial condition.

The Company is significantly reliant on the operating services provided by the Parent.

Affiliate

From time to time, the Company receives payments from LPL Financial or incurs direct expenses on behalf of an affiliated entity, Wealth Enhancement Advisory Services, LLC ("WEAS"), which is a registered investment advisor and wholly owned subsidiary of the Parent. These transactions are recorded as payables and receivables and are settled periodically. At December 31, 2024, $196,970 was receivable from WEAS and was net with Payable to Affiliate in the accompanying statement of financial condition.

5.   Commitments and Contingencies

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker-dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or the regulators may increase the scope or frequency of examinations of the Company or the financial services industry in general. As of December 31, 2024, there were no known legal proceedings.

6.   Subsequent Events

The Company has evaluated subsequent events through March 17, 2025, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosures in the Company's financial statements.